Exhibit (a)(6)

Subject: Important Notice Regarding the Stock Option Repurchase Offer

Dear Ikanos Communications Employee:

We wanted to send you this notice to remind you that the deadline of Friday, June 12, 2009 (8:59 P.M., Pacific Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your eligible options as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on Friday, May 15, 2009 (the “offering materials”), you must follow the following procedures:

To participate in the stock option repurchase, you must complete and sign the Letter of Transmittal and deliver it to the Company by hand to Bonnie Mott at Ikanos Communications, Fremont, CA or via scan and email to bmott@ikanos.com or via facsimile to Bonnie Mott at 510-438-5334., which must be submitted before 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 8:59 P.M., Pacific Time, on Friday, June 15, 2009 (or such later date specified if we extend the Offer), your tender of eligible options will not be given effect.

Stock Option Repurchase Program

Note that your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to bmott@ikanos.com. The Company will attempt to respond to all questions.